Articles of Amendment to the
Articles of Incorporation of
Crested Corp.

The name of the corporation is Crested Corp. The text of the amendment adopted is as follows:

Article IV is amended to provide that the corporation shall have the authority to issue 100,000,000 shares of common stock, with a par value of $.001 per share, and 100,000 shares of preferred stock, with a par value of $.001 per share. No other provision of Article IV is amended.

A new Article XIII is added: “Article XIII. The directors may only be removed by vote of the shareholders for cause.”